Exhibit (a)(1)(i)

REMEC, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR

RESTRICTED STOCK UNITS

September 3, 2004

This offer to exchange (this “Offer”) and the right to withdraw from this Offer expire at 12:00 midnight, Pacific Daylight Time, on September 23, 2004, unless we extend the Offer.

This document constitutes part of a prospectus relating to REMEC, Inc.’s 1995 Equity Incentive Plan and 2001 Equity Plan covering securities that have been registered under the Securities Act of 1933.

REMEC, Inc. (“REMEC,” “we” or “us”) is offering eligible persons the opportunity to exchange certain outstanding, unexercised options to purchase shares of REMEC common stock with exercise prices greater than or equal to $15.00 per share for restricted stock units that will represent the right to receive shares of our common stock upon vesting and that REMEC will grant under its 1995 Equity Incentive Plan (the “1995 Plan”) and 2001 Equity Incentive Plan (the “2001 Plan”).

“Eligible persons” are all holders of stock options eligible to be tendered pursuant to this Offer who hold their options as of the date this Offer commences and through the date the tendered options are cancelled who (i) are employees of REMEC as of the date this Offer commences and through the date the tendered options are cancelled, and (ii) hold their options as of the date this Offer commences and through the date the tendered options are cancelled.

If you elect to exchange an option with an exercise price per share equal to or greater than $15.00, you will receive restricted stock units equal to one restricted stock unit for each four unexercised shares subject to the old option you are tendering, rounded down to the nearest whole unit.

Eash restricted stock unit represents the right to receive one share of our common stock if certain conditions are met. Restricted stock units are subject to forfeiture and other restrictions until they vest, at which time the related shares of common stock will be distributed to you without restrictions. The restricted stock units will be subject to the terms of a restricted stock unit award agreement between each tendering option holder and REMEC.

So long as you remain employed with REMEC or its subsidiaries, each restricted stock unit will vest 25% per year for four years. You will not be given credit for vesting as a result of service with REMEC prior to the date the restricted stock units are granted. If your employment is terminated prior to the vesting date of the restricted stock units, all or a portion of your unvested restricted stock units may be forfeited. As further described in this Offer, when your restricted stock units vest, we expect to utilize a portion of the shares otherwise distributable to you to satisfy your withholding tax obligation.

Eligible persons may only tender options for all or none of the eligible outstanding, unexercised shares subject to an individual option grant. If you elect to participate in this Offer, you must tender all eligible options with an exercise price equal to or above $15.00.

Subject to the terms and conditions of this Offer, we will grant the restricted stock units as soon as administratively feasible after the 20 business day election period. We currently estimate this will be September 27, 2004. This Offer is currently scheduled to expire at 12:00 midnight, Pacific Daylight Time, on September 23, 2004 (the “Expiration Date”), and we expect to cancel options as soon as possible thereafter (the “Cancellation Date”). The Offer commenced on September 3, 2004 (the “Commencement Date”).

This Offer is not conditioned on a minimum number of options being tendered. Participation in the Offer is voluntary. The Offer is subject to conditions that we describe in Section 7 of this Offer.

Although REMEC’s Board of Directors has approved making this Offer, neither REMEC nor the Board of Directors makes any recommendation as to whether you should tender or not tender your options for exchange. Read all the enclosed documents carefully, especially “Certain Risks of Participating in the Offer” on pages 8 through 10. You must evaluate the risks associated with the Offer and make your own decision whether or not to tender your options.

REMEC common stock trades on the Nasdaq National Market under the symbol “REMC.” On August 30, 2004, the closing price of our common stock reported on the Nasdaq National Market was $5.18 per share. We recommend that you evaluate current market quotes for our common stock, among other factors, before deciding whether or not to tender your options.

You should direct questions about the mechanics of this Offer or requests for additional copies of the documents relating to this Offer to Bruce Elliott, Manager, Compensation and Benefits, telephone (858) 505-3166, or e-mail bruce.elliot@remec.com or Tim Jones, VP, Human Resources, telephone (858) 505-3595, or e-mail tim.jones@remec.com. For questions regarding the financial or tax implications of this Offer, you should contact your own financial and tax advisors.

If you decide to tender your options, you must deliver, by 12:00 midnight, Pacific Daylight Time, on September 23, 2004 (or such later date and time as we may extend the expiration of the Offer), a properly completed and executed Election Form and any other documents required by the Election Form via facsimile or hand delivery to the individuals listed on page 14. Email responses are not acceptable.

This Offer has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”), any state securities commission, or any similar foreign securities regulatory authority, nor has the SEC, any state securities commission, or any similar foreign securities regulatory authority passed upon the accuracy or adequacy of the information contained in this Offer. Any representation to the contrary is a criminal offense.

We are not making this Offer to, and we will not accept any tender of options from or on behalf of, option holders in any jurisdiction in which the Offer or the acceptance of any tender of options would not be in compliance with the laws, rules, regulations or policies of that jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this Offer to option holders in any of these jurisdictions.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender your options through the Offer. You should rely only on the information in this document or in documents to which we refer. We have not authorized any third party to give you any information or to make any representation in connection with the Offer.

ii

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about this Offer. We urge you to read carefully this Offer because the information in this summary is not complete, and additional important information is contained in the remainder of this Offer and the accompanying documents. Where appropriate, we have included in this summary page references to the remainder of this Offer where you can find a more complete description of the topics addressed in this summary.

Q1.	What securities is REMEC offering to exchange?

We are offering to exchange outstanding, unexercised options to purchase shares of REMEC common stock with exercise prices greater than or equal to $15.00 per share issued under our 1995 Plan, 2001 Plan or any plan assumed by REMEC in connection with prior acquisitions, in return for restricted stock units that will represent the right to receive shares of common stock of REMEC and that will be granted under the 1995 Plan and 2001 Plan. Eligible persons may exchange unexercised options with exercise prices greater than or equal to $15.00 per share.

Q2.	What are restricted stock units?

The restricted stock units represent the right to receive shares of our common stock upon vesting or a later date which you can elect. The restricted stock units are considered “restricted” because they are subject to forfeiture and restrictions on transfer prior to vesting and the related distribution of shares. You are not a shareholder as a result of holding restricted stock units, and restricted stock units do not entitle you to vote or receive notices of meeting, and other materials provided to REMEC shareholders until you receive a distribution of REMEC stock in settlement of the restricted stock units. You will be paid for any dividends paid on REMEC stock while you hold restricted stock units. The restricted stock units will be granted under the 1995 Plan and 2001 Plan and will be subject to the terms of the restricted stock unit award agreement entered into by you and us. After restricted stock units have vested, and the related shares are distributed to you, you will have shareholder rights (such as voting and dividend rights) with respect to those shares and may transfer or sell the shares, subject to applicable securities laws.

Q3.	Who is eligible to participate?

You are eligible to participate if you hold one or more options issued under the 1995 Plan, 2001 Plan or any plan assumed by REMEC in connection with prior acquisitions as of the Commencement Date, you are an employee of REMEC as of the Commencement Date and you remain an eligible person through the Cancellation Date. In order to receive restricted stock units, you must have had option(s) cancelled in accordance with this Offer and be either an employee of or providing services under contract to REMEC, one of our subsidiaries or a successor entity on the date the restricted stock units are granted. (Page 10)

Q4.	Are there any eligibility requirements that I must satisfy after the expiration date of the Offer to receive the restricted stock units?

In order to receive restricted stock units, you must have had option(s) cancelled in accordance with this Offer and be either an employee of or providing services under contract to REMEC, one of our subsidiaries or a successor entity on the date the restricted stock units are granted.

Q5.	Why is REMEC making the Offer?

We believe that holding restricted stock units aligns employee and shareholder interests and motivates high levels of performance. The Offer provides an additional incentive for eligible persons to stay with REMEC. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options do not provide adequate incentives because the exercise prices of the options exceed our current market price. Although you will have to exchange four option shares to get one restricted stock unit, the restricted stock unit will be worth something even if our stock price does not increase. If your options are underwater, they will not be worth anything if our stock price does not increase. We believe this Offer will create better performance incentives for eligible persons and thereby enhance shareholder value. (Page 11)

Q6.	What are the conditions to the Offer?

The conditions are described in Section 7 of this Offer. This Offer is not conditioned on a minimum number of options being tendered. Participation in this Offer is voluntary although if you participate you must tender all options with an exercise price equal to or above $15.00 per share. (Page 15)

Q7.	May shares of REMEC restricted stock (often referred to as “83(b) shares”), warrants to purchase REMEC stock or other securities of REMEC be tendered for exchange?

No. Shares of REMEC that have already been purchased, whether vested or unvested, warrants to purchase REMEC stock, and any other REMEC securities (other than unexercised stock options) are not eligible to be tendered for exchange.

Q8.	How many restricted stock units will I receive in exchange for my tendered options?

If you meet the eligibility requirements and subject to the terms of this Offer, you will receive a number of restricted stock units equal to one restricted stock unit for each four unexercised shares subject to the old option you are tendering, rounded down to the nearest whole unit. Each restricted stock unit will entitle you to one share of REMEC common stock upon vesting. (Page 11)

Q9.	When will I receive my restricted stock units?

The Board of Directors of REMEC intends to grant the restricted stock units as soon as administratively possible following the close of your election period, which is approximately September 23, 2004. Your award of restricted stock units will be evidenced by a restricted stock unit award between you and REMEC. Although you will be granted your restricted stock units soon after September 23, 2004, you will not receive distributions of the REMEC common stock subject to the restricted stock units until the restricted stock units vest or later if you so elect as described in Q27. (Page 14)

Q10. If I tender options in the Offer, will I be eligible to receive other equity grants?

Yes. At this point, given the uncertainty surrounding the financial accounting treatment of equity grants, REMEC is in the process of determining when and how future equity grants will take place. Nonetheless, you will not be prohibited from participating in future grants just because you elect to participate or not participate in this Offer.

Q11. Will I be required to give up all my rights to the cancelled options?

Yes. Once we have accepted the options that you have tendered, your options will be cancelled and you will no longer have any rights under those options. (Page 14)

Q12.	What will the value of the REMEC common stock subject to the restricted stock units be?

The value of the REMEC common stock subject to the restricted stock units will be the closing price of our common stock reported by the Nasdaq National Market on the date of distribution to you of the REMEC common stock subject to the restricted stock units. We cannot predict the value of the REMEC common stock. The REMEC common stock may have a higher or lower value than the value of some or all of your current options. (Page 17)

Q13. If I choose to tender an option that is eligible for exchange, do I have to tender all the shares covered by that option?

Yes. This is an “all or nothing” offer. If you elect to participate, you must tender all options with an exercise price of $15.00 per share or more. We are not accepting partial tenders of options. However, you may tender the remaining portion of an option that you have partially exercised. If you are an eligible person and elect to participate, you must tender all of your options with an exercise price of at least $15.00 per share.

For example, if you hold (i) an option to purchase 1,000 shares at $15.00 per share, 700 of which you have already exercised, (ii) an option to purchase 1,000 shares at an exercise price of $20.00 per share and (iii) an option to purchase 2,000 shares at an exercise price of $25.00 per share, you may tender:

•	none of your options or

•	all three options covering 3,300 unexercised shares.

Q14.	When will the restricted stock units vest?

The restricted stock units will vest 25% per year over four years. The vesting of any restricted stock units will cease if you are no longer an employee of or providing services to REMEC or one of our subsidiaries. Even if your options are currently vested, the restricted stock units will be subject to vesting over this four-year period. (Page 18)

Q15.	What if REMEC is acquired by another company?

It is possible that, prior to the vesting of the restricted stock units, REMEC might be acquired by another company. Under the terms of the 1995 Plan and the 2001 Plan, in the event of any merger, reorganization, sale of assets or other change in corporate structure affecting REMEC’s common stock, the REMEC board of directors may, in its discretion, provide for the assumption or substitution of the outstanding restricted stock units, accelerate the vesting of the restricted stock units or provide for the cancellation of the outstanding restricted stock units for a cash payment to the holders. If REMEC is acquired by another company for stock before the stock under the restricted stock units is distributed to you and the acquiring company assumes the restricted stock units, any stock you receive likely would be the acquiring company’s stock (as opposed to REMEC’s) based on the exchange ratio in the acquisition. If REMEC is acquired by another company solely for cash and the acquiring company assumes the restricted stock units, the treatment of the restricted stock units would be similar to a stock acquisition, however the cash subject to the restricted stock units would be based on the cash that you would had been able to receive if you had received the cash paid to REMEC’s shareholders for all of the shares subject to your restricted stock units. If REMEC is acquired by another company whose stock is not publicly traded and the acquiring company assumes the restricted stock units, then any new restricted stock units granted by the private company would likely be for stock that is not publicly traded which would be difficult to sell. Depending on the structure of the transaction, an acquisition of REMEC could potentially result in a greater financial benefit for those option holders who opted not to participate in this Offer and who instead retained their original options. (Page 14)

If we are acquired by another company, that company may decide to terminate some or all of our eligible persons before restricted stock units vest, which would mean that you would not receive stock under the restricted stock units or any other consideration for the options that were cancelled. (Page 14)

Q16.	Are there circumstances where I would not be granted restricted stock units?

Yes. If, for any reason, you are no longer either an employee of or providing services under contract to REMEC, one of our subsidiaries or a successor entity on the date we grant restricted stock units, you will not receive any restricted stock units. (Page 10)

Even if we accept your tendered options, we will not grant restricted stock units to you if we are prohibited by applicable laws, rules, regulations or policies from doing so. (Page 20)

Q17.	What happens to options that I choose not to tender or that are not accepted for exchange?

Nothing. Options that are eligible for exchange that you choose not to tender for exchange or that we do not accept for exchange remain outstanding until you exercise them or they expire by their terms, and they retain their current exercise price and vesting schedule.

Q18.	Will I have to pay taxes if I exchange my options in this Offer?

If you exchange your current options for restricted stock units, you should not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange or at the grant date of the restricted stock units. Instead the value of a share of stock represented by a restricted stock unit will be taxed when the stock is actually distributed to you. You should note however that FICA taxes will be due as the restricted stock units vest. Thus, you will have to pay the 1.45% Medicare piece of Social Security of the value of the stock at the time it vests, and, to the extent your wages are less than the Social Security taxable wage base (currently, about $84,000) in the year of vesting, you will have to pay the 6.2% old age piece of Medicare. You should consult with your own tax advisor. (Page 21)

Q19.	When will my restricted stock units expire?

They do not really expire. REMEC has a right to the return of restricted stock units if you terminate your employment with REMEC prior to the time that tranche of restricted stock units vest. Also, while you can defer that date of distribution of shares, except in certain cases you cannot defer distribution more than three years.

Q20.	When does this Offer expire? Can this Offer be extended, and if so, how will I be notified if it is extended?

This Offer expires on September 23, 2004, at 12:00 midnight, Pacific Daylight Time, unless we extend it. We may, in our sole discretion, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long. If the Offer is extended, we will make a public announcement of the extension no later than 6:00 a.m., Pacific Daylight Time, on the next business day following the previously scheduled expiration of the Offer period. (Page 22)

Q21.	How do I tender my options?

If you decide to tender your options, you must deliver, by 12:00 midnight, Pacific Daylight Time, on September 23, 2004 (or such later date and time as we may extend the expiration of the Offer), a properly completed and executed Election Form and any other documents required by the Election Form via facsimile or hand delivery to the individuals listed on page 12. Email responses are not acceptable. (Page 12)

This is a one-time offer, and we will not accept late tenders of options under any circumstances. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to our rights to extend, terminate and amend the Offer, we presently expect that promptly after the expiration of the Offer, we will accept all properly tendered options. (Page 14)

Q22.	May I withdraw previously tendered options?

You may withdraw your tendered options at any time before the Offer expires at 12:00 midnight, Pacific Daylight Time, on September 23, 2004. If we extend the Offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer. To withdraw tendered options, you must deliver to us via facsimile or hand delivery a signed Notice to Withdraw from the Offer, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above prior to the expiration of the Offer. The Notice to Withdraw should be delivered to the persons listed on page 12. (Page 13)

Please note that if you submit a Notice to Withdraw from the Offer, you will no longer participate in the Offer. If you do not wish to withdraw all your tendered options from the Offer, you should not submit a Notice to Withdraw from the Offer. If you wish to change your mind about which options to tender, you must submit a new Election Form. Please read the following question and answer regarding a change in election.

Q23.	Can I change my election regarding tendered options?

Not unless you are intending to withdraw completely. Remember, this is an “all or nothing” offer.

Q24.	Is this a repricing?

No. Instead of repricing old options, this Offer is called an exchange for restricted stock units.

Q25.	Why can’t I just be granted additional options?

Because of the large number of options with exercise prices that exceed our current market price, a grant of additional options to holders of such options would potentially dilute our shareholders by increasing our number of outstanding shares and, in any quarter in which we are profitable, lower our diluted earnings per share.

Q26.	Why will my restricted stock units take longer to fully vest than my old options?

This is intended to balance the interests of the eligible persons and our shareholders. Eligible persons are being offered an opportunity to exchange old options with high exercise prices for restricted stock units with values equal to the fair market value of our common stock at the time of distribution of our common stock subject to the restricted stock units. The extended vesting provides REMEC and our shareholders with an additional employee retention incentive.

Q27.	When will I receive REMEC common stock in connection with my restricted stock units?

For each restricted stock unit, you will receive one share of REMEC common stock. You will determine the timing of receipt of the REMEC common stock by making an election in your restricted stock unit award agreement. Basically, you will have three choices. You may elect to receive REMEC stock distributions as your restricted stock units vest. Alternatively, you can elect to receive all your REMEC stock in one lump sum or in periodic distributions after your restricted stock units vest. Under either the lump sum or periodic distribution method, you can start receiving your stock on a date you pick or January 15 of the year following the year you terminate service with REMEC. In general however, you may not delay your distribution for more than three years past the vesting date.

Q28.	May I change my distribution date?

Currently, you may change your distribution date if you do so by December 31 of the year before the date your distributions are to start. You should also note, however, that potential tax legislation could dramatically limit your ability to change your elections.

Q29.	What is the advantage of deferring my distribution date past my vesting date?

As discussed in the “Material U.S. federal income tax consequences” below, with the exception of FICA withholding you will not be taxed until you actually receive a distribution of REMEC stock. Thus, unlike a more basic restricted stock program, you are not taxed on the vesting date, rather you are taxed on a distribution date which can be later than the vesting date.

Q30.	Are there risks to deferring the distribution date?

The answer to that question really depends on when you plan to sell the REMEC stock you receive in connection with your restricted stock units. If you defer your distribution date past the vesting date, you will be at risk for the market fluctuation of the stock from the earliest date you can receive stock, which is the vesting date. Also, REMEC’s promise to pay you is subject to the claims of REMEC’s creditors. Thus, if REMEC were to go bankrupt or insolvent, it is possible you would receive no distribution of REMEC stock. But again, this is a risk only when contrasted with the assumption you take an earlier distribution, for example at vesting, and actually sell the shares at that time. If you were to receive an earlier distribution and hold onto the shares (except to the extent necessary to pay taxes), those shares are not likely to have much value either if REMEC were to go bankrupt or become insolvent.

Q31.	What does REMEC and the Board of Directors think of the Offer?

Although our Board of Directors has approved the Offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender or not tender your options. You must make an independent decision on whether or not to tender options. We strongly urge you to read “Certain Risks of Participating in the Offer” beginning on page 8 of this Offer. For questions regarding tax implications or other investment-related questions, you should talk to your own legal counsel, and financial and tax advisors.

Q32.	To whom can I talk to if I have questions about the Offer?

For additional information or assistance on the mechanics of the Offer, you should contact Bruce Elliott, Manager, Compensation and Benefits, telephone (858) 505-3166, or e-mail bruce.elliot@remec.com or Tim Jones, Vice President, Human Resources, telephone (858) 505-3595, or e-mail tim.jones@remec.com. For questions regarding the financial or tax implications of this Offer, you should contact your own financial and tax advisors.

CERTAIN RISKS OF PARTICIPATING IN THE OFFER

Participation in the Offer involves a number of potential risks, including those described below. This list and the risk factors under the heading entitled “Risk Factors” in REMEC’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2004 highlight the material risks of participating in this Offer. In addition, we strongly urge you to read the sections in this Offer discussing tax consequences in the United States, Costa Rica and the United Kingdom, as well as the rest of this Offer. Eligible participants should carefully consider these risks and are encouraged to speak with their financial and tax advisors before deciding to participate in the Offer.

ECONOMIC RISKS

If our stock price increases after the date your tendered options are cancelled, including if REMEC is acquired by or merges with another company, your cancelled options might have been worth more than the restricted stock units that you receive in exchange for them.

We cannot predict the price of our stock. It is possible over time the options would have a greater value or lesser value than the restricted stock units you receive under this Offer.

We may engage in transactions in the future with business partners or other companies which could significantly change our structure, ownership, organization or management or the make-up of our Board of Directors, and which could significantly affect the price of our shares.

Any merger of REMEC with or sale to another company could have substantial effects on our stock price, including potentially substantial appreciation in the price of our stock. Depending on the structure and terms of such a transaction, tendering option holders might be deprived of any further price appreciation in the stock associated with the restricted stock units. For example, if our common stock is acquired in a cash merger before the restricted stock units are granted, the fair market value of our common stock, and hence the price at which restricted stock units would be granted, could be at a price at or near the cash price being paid for our common stock in the transaction, yielding limited or no financial benefit to a recipient of the restricted stock units for that transaction.

In addition, if REMEC is acquired by another company for stock before the stock under the restricted stock units is distributed to you, then any stock you receive likely would be the acquiring company’s stock (as opposed to REMEC’s) based on the exchange ratio in the acquisition. If REMEC is acquired by another company solely for cash, the treatment of the restricted stock units would be similar to a stock acquisition, however the cash subject to the restricted stock units that you would receive would be based on the cash that you would have been able to receive if you had received the cash paid to REMEC’s shareholders for all of the shares subject to your restricted stock units. If REMEC is acquired by another company whose stock is not publicly traded, then any restricted stock units granted by the private company would likely be for stock that is not publicly traded which would be difficult to sell. Option holders who do not tender their options in the Offer will have their outstanding options treated in accordance with the terms of the plan they are granted under, and if their options are assumed by a successor to REMEC, those options would be priced in accordance with the terms of that transaction. This could potentially result in a greater financial benefit for those option holders who decided not to participate in this Offer and who instead retain their original options.

If you do not have an employment or consulting relationship with REMEC for any reason on the date of grant of the restricted stock units, including as the result of a reduction-in-force or another company’s acquisition of us, you will neither receive restricted stock units nor have any of your cancelled options returned to you. In addition, if you do not have an employment or consulting relationship with REMEC for any reason on the date of vesting of the restricted stock units, including as the result of a reduction-in-force or another company’s acquisition of us, you will not receive stock under your restricted stock units.

Once your option is cancelled, it is gone forever. Accordingly, if you do not have an employment or consulting relationship with REMEC (or one of our subsidiaries or a successor entity, as applicable) for any reason on the date of grant of the restricted stock units, you will not receive any restricted stock units or other consideration in exchange for your tendered options that have been accepted by us for exchange. In addition, if you do not have an employment or consulting relationship with REMEC for any reason on the date of vesting of the restricted stock units, including as the result of a reduction-in-force or another company’s acquisition of us, you will not receive stock under your restricted stock units. This means that if you quit for any reason, die, or we terminate your employment or consulting arrangement, with or without cause or notice, and you are not an employee or consultant on the date your restricted stock units vest, you will not receive anything for the options you tendered and we cancelled. This Offer is not a guarantee of employment for any period. Your employment or consulting relationship with REMEC (or one of our subsidiaries or a successor entity, as applicable) may be terminated at any time by either you or us, with or without cause or notice, subject to any employment or consulting agreement you may have with REMEC (or one of our subsidiaries or a successor entity, as applicable).

If the economic conditions in our end-markets remain stagnant or worsen, REMEC may undertake various additional measures to reduce its expenses including, but not limited to, further reductions-in-force of its employees or consultants. Should your employment or consulting relationship be terminated as part of any such reduction-in-force, you will not have the benefit of the cancelled option or any restricted stock units.

If REMEC is acquired by another company, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees or consultants prior to the vesting of restricted stock units granted under this option exchange program. If you do not have an employment or consulting relationship with REMEC (or one of our subsidiaries, or a successor entity, as applicable) due to our being acquired, or for any other reason on the date of vesting of the restricted stock units, you will not receive the stock under the restricted stock units.

We will not grant restricted stock units to you if we are prohibited by applicable laws or regulations.

Even if we accept your tendered options, we will not grant restricted stock units to you if we are prohibited by applicable laws, rules, regulations or policies from doing so. Such a prohibition could result from, among other things, changes in U.S. laws, SEC rules, regulations or policies or Nasdaq National Market listing requirements or if you move to a jurisdiction in which we are prohibited or prevented from granting options.

BUSINESS-RELATED RISKS

For a description of risks related to REMEC’s business, please see the discussion of risks associated with our business under the heading “Risk Factors” in REMEC’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2004.

TAX-RELATED RISKS FOR U.S. RESIDENTS

General

When you receive REMEC stock in settlement of your restricted stock units, you will recognize ordinary income equal to the fair market value of the shares distributed to you. Any excess of the proceeds on subsequent sale over the fair market value of the shares at distribution will be a capital gain, although you will be eligible for favorable long term capital gain treatment only if you have held the shares for at least 12 months from the date of distribution.

Withholding Taxes

In most cases, at the time the restricted stock units vest, you will be responsible for FICA payments. This generally would mean that 1.45% of the fair market value of the restricted stock units at the time of vesting would have to be withheld. While you are also potentially subject to the larger old age and survivor piece of FICA, this is true only to the extent your salary does not exceed the Social Security taxable wage base for that year (currently about $84,000). At the time REMEC stock is actually distributed to you, you will have an income tax withholding obligation with respect to that income, much like the obligation that arises when we pay you your salary or a bonus. The withholding of shares will be in accordance with the 1995 Plan and the 2001 Plan, as applicable, and the restricted stock unit award agreement, which will provide that REMEC may deduct or cause to be deducted from, or collect or cause to be collected, any taxes required by law to be withheld or paid with respect to your restricted stock units.

The income tax withholding may be insufficient to cover your final income tax liability with respect to the share distribution. You should consult with your own tax advisor to determine whether you should make estimated tax payments for the year of the cash payment and/or share distribution.

Even if you elect not to participate in the option exchange program, to the extent your options are incentive stock options, those options may be affected.

You should note, if you are subject to the tax laws of the United States, that there is a risk that any of your incentive stock options that are eligible for exchange may be affected, even if you do not participate in the exchange. We believe that eligible options not tendered for exchange will not be subject to current U.S. federal income tax. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options, if any, (and sales of shares acquired upon exercises of such options) if you do not participate in this Offer.

However, the IRS may characterize this offer as a “modification” of those incentive stock options, even if you decline to participate. A successful assertion by the IRS of this position could extend the option holding period to qualify for favorable tax treatment. In such case, if you dispose of your incentive stock option shares before the end of this longer holding period (which would be two years from the date the restricted stock units are granted and one year from exercise), your incentive stock option could be taxed as a nonstatutory stock option.

In 1991, the IRS issued a private letter ruling in which another company’s option exchange program was characterized as a “modification” of all of the incentive stock options that could be exchanged. This does not necessarily mean that our Offer will be viewed the same way. Private letter rulings given by the IRS contain the IRS’s opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling, nor may they assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our Offer constitutes a “modification” of incentive stock options eligible for tender.

You should review Section 14 carefully for a more detailed discussion of the potential consequences of participating in this Offer. We recommend that you consult with your personal tax advisor before deciding whether or not to participate in the Offer with respect to the tax consequences relating to your specific circumstances.

THE OFFER

1.	Eligibility.

Eligible persons may participate in this Offer. “Eligible persons” are all holders of stock options eligible to be tendered pursuant to this Offer who (i) are employees of REMEC as of the Commencement Date and through the Cancellation Date and (ii) hold their options as of the Commencement Date and through the Cancellation Date.

In order to receive restricted stock units, you must have had option(s) cancelled in accordance with this Offer and be either an employee of or providing services under contract to REMEC, one of our subsidiaries or a successor entity on the date the restricted stock units are granted. If, for any reason, you do not meet these conditions on the date we grant the restricted stock units, you will not receive any restricted stock units or other consideration in exchange for your tendered options that we have accepted for exchange and cancelled.

Only outstanding, unexercised options with exercise prices greater than or equal to $15.00 per share may be tendered for exchange by eligible persons.

Eligible persons must tender all eligible options if they elect to participate in this Offer.

As of August 30, 2004, options to purchase 8,141,992 shares of our common stock were issued and outstanding, including options that we assumed in prior acquisitions. Of the total options issued and outstanding, options to purchase approximately 1,262,531 of our shares, constituting approximately 15.5% of the options outstanding, are eligible to be tendered in the Offer.

2.	Number of restricted stock units; expiration date.

If the option that you elect to exchange has an exercise price of greater than or equal to $15.00 per share, you will receive restricted stock units representing the right to receive one share of our common stock for each four unexercised shares subject to the old option you are tendering, rounded down to the nearest whole share. These numbers are subject to adjustments for any stock splits, stock dividends and similar events.

For example, if your old option had an exercise price of $16.00 per share and was for 1,000 shares (all of which were unexercised), your restricted stock units will be for 250 shares.

The Expiration Date for tendering your options is 12:00 midnight, Pacific Daylight Time, on September 23, 2004, unless and until we, in our sole discretion, have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” refers to the latest time and date at which the Offer, as so extended, expires. See Section 15 of this Offer for a description of our rights to extend, delay, terminate or amend the Offer.

We will publish notice or otherwise inform you in writing if we:

•	increase or decrease the amount of consideration offered for the options, or

•	increase or decrease in the number of options eligible to be tendered in the Offer.

If the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of any increase or decrease of the kind described above is first published, sent or given in the manner specified in Section 15 of this Offer, we will extend the Offer so that the Offer is open at least ten business days following the publication, sending or giving of such notice.

We will also notify you of any other material change in the information contained in this Offer in the manner required by applicable law.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Daylight Time.

3.	Purpose of the Offer.

We issued the options outstanding to:

•	provide our eligible persons with additional incentive and to promote the success of our business,

•	encourage our eligible persons to continue their employment with us or continue providing consulting services to us, and

•	align employee and shareholder interests.

One of the keys to our continued growth and success is the retention of our most valuable asset, our employees. This Offer provides an opportunity for us to offer our eligible employees a valuable incentive to stay with REMEC. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. By making this Offer to exchange outstanding options for restricted stock units that will have a value equal to the fair market value of the shares on the distribution date of the REMEC common stock subject to the restricted stock units, we intend to provide our eligible persons with the benefit of owning restricted stock units that over time may have a greater potential to increase in value, creating better performance and retention incentives for eligible persons and thereby maximizing shareholder value.

From time to time we engage in strategic transactions with business partners, customers and other third parties. We may engage in transactions in the future with these or other companies which could significantly change our structure, ownership, organization or management or the make-up of our Board of Directors, and which could significantly affect the price of our shares. If we engage in such a transaction or transactions before the date the restricted stock units vest, our shares could increase (or decrease) in value, and the value of the restricted stock units could be higher (or lower) than the value of options you elect to have cancelled as part of this Offer.

Neither REMEC nor REMEC’s Board of Directors makes any recommendation as to whether you should tender or not tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this Offer and to consult your own financial and tax advisors. You must make an independent decision whether or not to tender your options for exchange.

4.	Procedures for tendering options.

Proper Tender of Options.

To validly tender your options through the Offer, you must, in accordance with the terms of the Election Form, properly complete, execute and deliver the Election Form to us via facsimile or hand delivery (e-mail is not sufficient) to:

REMEC, Inc.

Attention: Bruce Elliott

14020 Stowe Drive

Poway, CA 92014

Tel: (858) 505-3166

Fax: (858) 748-2967

or

Attention: Tim Jones

3790 Via de la Valle

Del Mar, CA 92014

Tel: (858) 505-3595

Fax: (858) 857-3751

We must receive all of the required documents before 12:00 midnight, Pacific Daylight Time, on September 23, 2004, unless we extend the Offer period.

The Election Form must be signed and dated and must specify:

•	the name of the option holder who tendered the options,

•	the grant number of all options to be tendered,

•	the grant date of all options to be tendered,

•	the exercise price of all options to be tendered, and

•	the total number of unexercised option shares subject to each option to be tendered.

Except as described in the following sentences, the Election Form must be executed by the option holder who tendered the options exactly as the option holder’s name appears on the option agreement or agreements evidencing the options. If the option holder’s name has legally been changed since the signing of the option agreement, the option holder must submit proof of the legal name change. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in that capacity must be indicated on the Election Form.

You may withdraw your tendered options at any time prior to the Expiration Date, in accordance with Section 5 of this Offer. The delivery of all documents, including Election Forms, any Notices to Withdraw from the Offer and any other required documents, is at your risk. In all cases, you should allow sufficient time to ensure timely delivery. We intend to confirm receipt of your Election Form and any Notice to Withdraw from the Offer via e-mail within two business days of receipt. If you do not receive confirmation of receipt, it is your responsibility to ensure that we have received your Election Form and any Notice to Withdraw from the Offer.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

We will determine, in our sole discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular options or for any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the Offer period, subject only to an extension which we may grant in our sole discretion.

Our Acceptance Constitutes an Agreement.

Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for exchange of your options tendered by you through the Offer will constitute a binding agreement between REMEC and you upon the terms of the Offer and subject to the conditions of the Offer.

Subject to our rights to extend, terminate and amend the Offer as discussed in Section 15 of this Offer, we currently expect that we will accept promptly after the expiration of the Offer all properly tendered options that have not been validly withdrawn.

5.	Withdrawal rights.

You may only withdraw your tendered options in accordance with the provisions of this Section 5 of this Offer.

You may withdraw your tendered options at any time before 12:00 midnight, Pacific Daylight Time, on September 23, 2004. If we extend the Offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer.

If we have not accepted your tendered options by 12:00 midnight, Pacific Daylight Time, on September 23, 2004, you may withdraw your tendered options at any time thereafter.

To validly withdraw tendered options, you must deliver via facsimile or hand delivery, in accordance with the procedures listed in Section 4 above, a signed and dated Notice to Withdraw from the Offer, with the required information, while you still have the right to withdraw the tendered options.

Except as described in the following sentences, the Notice to Withdraw from the Offer and any new or amended Election Form must be signed by the option holder who tendered the options to be withdrawn exactly as the option holder’s name appears on the option agreement or agreements evidencing the options. In addition, if the option holder’s name has legally been changed since the signing of the option agreement, the option holder must submit proof of the legal name change. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in that capacity must be indicated on the notice of withdrawal or the new election.

You may not rescind any withdrawal. If you change your mind again, you must re-tender those options before the Expiration Date by following the procedures described in Section 4 of this Offer.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any Notice to Withdraw from the Offer or any new or amended Election Form, nor will anyone incur any liability for failure to give any notice. We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of Notices to Withdraw from the Offer and new or amended Election Forms. Our determination of these matters will be final and binding.

The delivery of all documents, including Election Forms, any Notices to Withdraw from the Offer and any other required documents, is at your risk. In all cases, you should allow sufficient time to ensure timely delivery. We intend to confirm receipt of your Election Form and any Notice to Withdraw from the offer via e-mail within two business days of receipt. If you do not receive confirmation of receipt, it is your responsibility to ensure that we have received your Election Form and any Notice to Withdraw from the Offer.

6.	Acceptance of options for exchange and issuance of restricted stock units.

Upon the terms and conditions of the Offer and promptly as practicable following the Expiration Date, we will accept for exchange and cancel eligible options properly tendered for exchange and not validly withdrawn before the Expiration Date. If your options are properly tendered by you for exchange and accepted by us, your options will be cancelled as of the date of our acceptance, which we anticipate will be September 23, 2004, and you will no longer have any rights with respect to those options. Our Board of Directors intends to grant the restricted stock units as soon as administratively feasible thereafter. If we accept and cancel options properly tendered for exchange after September 23, 2004, the time in which the restricted stock units will be granted will be similarly delayed. You will receive the grant of restricted stock units if you are either an employee of or providing services under contract to REMEC, one of our subsidiaries or a successor entity on the date on which the grant is made.

We will not accept partial tenders of your eligible options. However, you may tender the remaining portion of an option that you have partially exercised.

It is possible that, prior to the grant of the restricted stock units, REMEC might be acquired by another company. Under the terms of the 1995 Plan and the 2001 Plan, in the event of any merger, reorganization, sale of assets or other change in corporate structure affecting REMEC’s common stock, the REMEC board of directors may, in its discretion, provide for the assumption or substitution of the outstanding restricted stock units, accelerate the vesting of the restricted stock units or provide for the cancellation of the outstanding restricted stock units for a cash payment to the holders. If REMEC is acquired by another company for stock before the restricted stock units are distributed to you and the acquiring company assumes the restricted stock units, any stock you receive likely would be the acquiring company’s stock (as opposed to REMEC’s) based on the exchange ratio in the acquisition. If REMEC is acquired by another company solely for cash and the acquiring company assumes the restricted stock units, the treatment of the restricted stock units would be similar to a stock acquisition, however the cash subject to the restricted stock units would be based on the cash that you would had been able to receive if you had received the cash paid to REMEC’s shareholders for all of the shares subject to your restricted stock units. If REMEC is acquired by another company whose stock is not publicly traded and the acquiring company assumes the restricted stock units, then any new restricted stock units granted by the private company would likely be for stock that is not publicly traded which would be difficult to sell. Depending on the structure of the transaction, an acquisition of REMEC could potentially result in a greater financial benefit for those option holders who opted not to participate in this Offer and who instead retained their original options.

If we are acquired by another company, that company may decide to terminate some or all of our eligible persons before restricted stock units vest, which would mean that you would not receive stock under the restricted stock units or any other consideration for the options that were cancelled.

Within two business days of the receipt of your Election Form or your Notice to Withdraw from the Offer, REMEC intends to e-mail a confirmation of receipt. However, this is not by itself an acceptance of your options for exchange. For purposes of the Offer, we will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of the time when we give oral or written notice to the option holders of our acceptance for exchange of such options, which notice may be made by press release, inter-office memorandum or e-mail. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept promptly after the expiration of the Offer all properly tendered options that are not validly withdrawn.

7.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the Commencement Date, and prior to the Expiration Date, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options tendered for exchange:

•	there shall have been threatened or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Offer or otherwise relating in any manner, to the Offer;

•	any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Offer, any of which might restrain, prohibit or delay completion of the Offer or impair the contemplated benefits of the Offer to us;

•	there shall have occurred:

–	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

–	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

–	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States;

–	in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 10% in either the Dow Jones Industrial Average, the Nasdaq Market Index or the Standard & Poor’s 500 Index from the date of commencement of the Offer;

–	the commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially or adversely, or to delay materially, the completion of the Offer; or

–	if any of the situations described above existed at the time of commencement of the Offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the Offer;

•	as the term “group” is used in Section 13(d)(3) of the Exchange Act:

–	any person, entity or group acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the Commencement Date;

–	any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional common stock constituting more than 2% of our outstanding shares; or

–	any new group shall have been formed that beneficially owns more than 5% of our outstanding shares of common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for exchange of eligible options;

•	there shall have occurred any change, development, clarification or position taken in generally accepted accounting standards that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the Offer;

•	a tender or exchange offer, other than this Offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed;

•	any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened material adverse change in our business, financial condition, assets, income, operations, prospects or stock ownership; or

•	any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the Offer to us.

If any of the above events occur, we may:

•	terminate the Offer and promptly return all tendered eligible options to tendering holders;

•	complete and/or extend the Offer and, subject to your withdrawal rights, retain all tendered eligible options until the extended Offer expires;

•	amend the terms of the Offer; or

•	waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the Offer is open, complete the Offer.

The conditions to the Offer are for REMEC’s benefit. We may assert them in our sole discretion regardless of the circumstances giving rise to them before the Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

8.	Price range of our common stock.

The shares underlying your options and the restricted stock units are currently traded on the Nasdaq National Market under the symbol “REMC.” The following table shows, for the periods indicated, the high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market.

	High	Low
Fiscal Year 2005
Quarter ended July 31, 2004	$6.86	$4.37
Quarter ended April 30, 2004	10.38	6.07

Fiscal Year 2004
Quarter ended January 31, 2004	12.86	7.68
Quarter ended October 31, 2003	11.80	7.80
Quarter ended July 31, 2003	9.61	5.00
Quarter ended April 30, 2003	5.16	4.10

Fiscal Year 2003
Quarter ended January 31, 2003	5.80	3.20
Quarter ended October 31, 2002	5.00	2.33
Quarter ended July 31, 2002	8.71	3.75
Quarter ended April 30, 2002	10.31	7.90

As of August 30, 2004, the last reported sale price during regular trading hours of our common stock, as reported by the Nasdaq National Market, was $5.18 per share.

We recommend that you evaluate current market quotes for our common stock, among other factors, before deciding whether or not to tender your options.

9.	Source and amount of consideration; terms of restricted stock units.

Consideration.

We will issue restricted stock units which represent the right to receive shares of our common stock under our 1995 Plan or under our 2001 Plan, as determined by our Board of Directors in their sole discretion, in exchange for the outstanding options properly tendered and accepted for exchange by us which will be cancelled. The number of restricted stock units to be granted to each option holder will be equal to one unit for each four unexercised shares subject to the options tendered by the option holder and accepted for exchange and cancelled by us, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events. If we receive and accept tenders from eligible persons of all options eligible to be tendered, subject to the terms and conditions of this Offer we will grant 315,633 restricted stock units. The shares issuable upon exchange of these restricted stock units would equal approximately 4.4% of the total shares of our common stock outstanding as of August 30, 2004.

Terms of Restricted Stock Units.

A restricted stock unit award agreement will be entered into between REMEC and each option holder who has tendered options in the Offer. The terms and conditions of the restricted stock units may vary from the terms and conditions of the options tendered for exchange, but generally will not substantially and adversely affect the rights of option holders. Each restricted stock unit will be subject to forfeiture, deferred vesting and other restrictions until the applicable vesting date. The restricted stock units will be subject to transfer restrictions and will not entitle you to vote or receive dividends, notice of meetings, or other materials provided to REMEC shareholders until the restricted stock units vest and you receive shares of our common stock. When the restricted stock units vest, you will receive the related shares of common stock, at which time you will be entitled to voting and other rights associated with ownership of our common stock and may transfer or sell the shares, subject to applicable securities laws.

Number and Type of Shares in Plans.

The maximum number of shares reserved for issuance through the exchange of stock awards granted under our 1995 Stock Plan is 7,500,000 shares. Our 1995 Stock Plan permits the granting of stock options and stock awards.

The maximum number of shares reserved for issuance through the exchange of stock awards granted under our 2001 Plan is 3,250,000 shares. Our 2001 Plan permits the granting of stock options and stock awards.

Administration.

The 1995 Plan and the 2001 Plan are administered by the Board of Directors or a committee appointed by the Board of Directors (the “Administrator”). Subject to the other provisions of the 1995 Plan and the 2001 Plan, the Administrator has the authority to determine the terms and conditions of the restricted stock units granted, including the vesting of the restricted stock units.

Your restricted stock units may terminate, together with our equity incentive plans and all other outstanding restricted stock units issued to other employees and consultants, following the occurrence of certain corporate events, as described in “Adjustments Upon Certain Events,” below.

Vesting.

Each restricted stock unit award agreement specifies the vesting schedule of the restricted stock units. Restricted stock units will vest as follows: 25% per year for four years. The vesting of any restricted stock units will cease if you are no longer an employee or consultant of REMEC or one of our subsidiaries.

Forfeiture.

Any unvested restricted stock units will be forfeited in the event you no longer have an employment or consulting relationship with REMEC. In any such case, if any portion of your restricted stock units have vested prior to the date of termination, you will be entitled to keep the related shares that were distributed to you at vesting.

Distribution.

You may receive REMEC shares as your restricted stock vests. Alternatively, you may defer distribution (and most taxation) for up to three years (in certain cases permitted by law, distribution may occur after three years).

Adjustments upon Certain Events.

Under the terms of the 1995 Plan and the 2001 Plan, in the event of any merger, reorganization, sale of assets or other change in corporate structure affecting REMEC’s common stock, the REMEC board of directors may, in its discretion, provide for the assumption or substitution of the outstanding restricted stock units, accelerate the vesting of the restricted stock units or provide for the cancellation of the outstanding restricted stock units for a cash payment to the holders. If an acquiring company assumes the restricted stock options, such restricted stock units would be for the acquiring company’s stock (as opposed to REMEC’s) and as a result, the number of shares subject to your restricted stock units would be adjusted based on the exchange ratio that was used in the merger. If REMEC is acquired by another company solely for cash and if the acquiring company assumes the restricted stock options, the treatment of the restricted stock units would be similar to a stock acquisition, however the cash subject to the restricted stock units that you would receive would be based on the cash that you would have received if you had received the cash paid to REMEC’s shareholders for all of the shares subject to your restricted stock units.

Under the 1995 Plan and the 2001 Plan, if there is a change in our capitalization, such as a stock split, reverse stock split, stock dividend or other similar event, and the change results in an increase or decrease in the number of issued shares without receipt of consideration by us, an appropriate adjustment will be made to the number of shares subject to each restricted stock unit.

Transferability of Restricted Stock Units.

Restricted stock units may not be transferred, other than by will, pursuant to a domestic relations order or by the laws of descent and distribution. In the event of your death, restricted stock units may be exchanged by a person who acquires the right to exchange the restricted stock units by bequest or inheritance.

Registration of Restricted Stock Units.

All the shares subject to the restricted stock units to be granted by REMEC pursuant to this Offer will be registered under the Securities Act. Unless you are one of our affiliates (for example, an executive officer, director or major shareholder of REMEC), you will be able to sell shares received upon vesting of restricted stock units free of any transfer restrictions under applicable U.S. securities laws.

10.	Information concerning REMEC, Inc.

Our principal executive offices are located at 3790 Via de la Valle, Del Mar, CA 92014, and our telephone number is (858) 505-3713. Questions regarding the mechanics of this option exchange should be directed to Bruce Elliott, Manager, Compensation and Benefits, telephone (858) 505-3166, or e-mail bruce.elliot@remec.com or Tim Jones, Vice President, Human Resources, telephone (858) 505-3595, or e-mail tim.jones@remec.com. For questions regarding the financial or tax implications of this Offer, you should contact your own financial and tax advisors.

REMEC designs and manufactures high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks in the defense and commercial sectors. Our products are designed to improve the capacity, efficiency, quality and reliability of wireless communications infrastructure equipment. We also develop and manufacture sophisticated wireless communications equipment used in the defense industry, including communications equipment integrated into electronic systems for tactical aircraft, ships, ground systems, satellites, missile systems and smart weapons. We manufacture products that operate at the full range of frequencies currently used in wireless communications transmission, including radio frequencies, or “RF,” microwave frequencies and millimeter wave frequencies.

Please review our Annual Report on Form 10-K for the fiscal year ended January 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004, each of which is being delivered to eligible persons with this Offer for important financial and other information about us. Also, see “Additional information” in Section 17 of this Offer for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

11.	Interests of directors and officers; transactions and arrangements concerning the options.

A list of our directors and executive officers is attached to this Offer as Schedule A. As of August 30, 2004, options to purchase 1,909,100 of our shares, which represented approximately 23.4% of the shares subject to all options outstanding as of that date, were owned by certain of our directors and executive officers, of which 412,500 are eligible to be tendered in the Offer. Attached to this Offer as Schedule B is a table indicating the number and percentage of options to purchase common stock owned by our directors and executive officers as of August 30, 2004 which are eligible to be tendered. We anticipate that our executive officers who are eligible persons will tender their options in the Offer pursuant to the terms of the Offer.

In the sixty days prior to and including August 30, 2004, there were no transactions involving options to purchase our common stock or in our common stock by executive officers or directors of REMEC.

12.	Status of options acquired by us in the Offer; accounting consequences of the Offer.

Options we acquire through the Offer will be cancelled and the shares subject to those options will be returned to the pool of shares available for grants of options and restricted stock units under our 1995 Plan and 2001 Plan, as appropriate. To the extent the number of shares subject to options cancelled pursuant to the Offer exceeds the number of shares subject to the restricted stock units to be granted in connection with the Offer, the excess shares will be available for future awards to employees, consultants and other eligible plan participants without further shareholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our shares are then quoted or listed.

We believe that we will not incur any employee compensation expense solely as a result of the transactions contemplated by the Offer because the value of all restricted stock units will equal the fair market value of the shares of common stock on the date we grant the restricted stock units.

13.	Legal matters; regulatory approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of restricted stock units as contemplated by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options or restricted stock units as contemplated herein. Should any such approval or other action be required, we intend to seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the Offer to accept tendered options for exchange and to issue restricted stock units for tendered options is subject to the conditions described in Section 7 of this Offer.

If we are prohibited by applicable laws, rules, regulations or policies from granting restricted stock units on the date of grant, we will not grant any restricted stock units. Such a prohibition could result from, among other things, changes in foreign or domestic laws, SEC or other similar foreign securities regulatory authority’s rules, regulations or policies or Nasdaq National Market listing requirements or if you move to a jurisdiction in which we are prohibited or prevented from granting restricted stock units. We will use reasonable efforts to effect the grant, but if the grant is prohibited on the date of grant, we will not grant any restricted stock units and you will not receive any other consideration for the options you tendered.

14.	Material income tax consequences.

United States

The following is a general summary of the material federal tax consequences to U.S. citizens and residents. This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof. This summary does not discuss all the federal tax consequences that may be relevant to you in light of your particular circumstances and is not intended to be applicable in all respects to all categories of option holders. This summary does not address tax that may be due upon the subsequent sale of shares you receive or in connection with dividends paid with respect to such shares, if any.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO YOUR INDIVIDUAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

General

When you receive REMEC stock in settlement of your restricted stock units, you will recognize ordinary income equal to the fair market value of the shares distributed to you. Any excess of the proceeds on subsequent sale over the fair market value of the shares at distribution will be a capital gain, although you will be eligible for favorable long term capital gain treatment only if you have held the shares for at least 12 months from the date of distribution.

Withholding Taxes

In most cases, at the time the restricted stock units vest, you will be responsible for FICA payments. This generally would mean that 1.45% of the fair market value of the restricted stock units at the time of vesting would have to be withheld. While you are also potentially subject to the larger old age and survivor piece of FICA, this is true only to the extent your salary does not exceed the Social Security taxable wage base for that year currently, about $84,000. At the time REMEC stock is actually distributed to you, you will have an income tax withholding obligation with respect to that income, much like the obligation that arises when we pay you your salary or a bonus. The withholding of shares will be in accordance with the 1995 Plan and 2001 Plan, as applicable, and the restricted stock unit award agreement, which will provide that REMEC may deduct or cause to be deducted from, or collect or cause to be collected, any taxes required by law to be withheld or paid with respect to your restricted stock units.

The income tax withholding may be insufficient to cover your final income tax liability with respect to the share distribution. You should consult with your own tax advisor to determine whether you should make estimated tax payments for the year of the cash payment and/or share distribution.

International

The following is a general summary of the tax consequences of participating in the Offer for non-U.S. employees, which may differ from and be more adverse than the tax consequences to a U.S. citizen or resident. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. These summaries are limited to the tax consequences of the initial taxable event connected to the restricted stock units. Generally, these summaries do not address any net wealth tax that may be due when the restricted stock units are distributed, or income tax that may be due upon the subsequent sale of shares you receive when the restricted stock units vest or in connection with dividends paid with respect to such shares, if any. This discussion is based on tax laws as of June 1, 2004. Please note that tax laws change frequently and occasionally on a retroactive basis. If you live and/or work in one country, but you are a citizen or resident of another country for local law purposes, consult your tax or financial advisor to determine which tax laws apply to you.

Also, please note that by accepting a grant of restricted stock units, you authorize us to withhold from any cash or shares otherwise payable to you amounts sufficient to pay your withholding tax and/or social insurance obligations, if any, with respect to the Restricted Stock Units.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX OR FINANCIAL ADVISOR.

Costa Rica

When REMEC stock in settlement of the restricted stock units is distributed, you will be subject to income tax on the fair market value of those shares.

United Kingdom

When REMEC stock on settlement of the restricted stock units is distributed, you will be subject to income tax and National Insurance Contributions on the fair market value of those shares. Your employer will withhold from you, your portion of the tax due on the vested Restricted Stock Units under the Pay As You Earn system (“PAYE”), and will deliver the income tax withheld to the U.K. Inland Revenue on your behalf. You will be required to pay any tax or National Insurance Contribution liability to your employer within seven days of vesting. If you fail to pay your employer the income tax due within 30 days of the vesting date of your restricted stock units, you will be deemed to have received a further taxable benefit equal to the amount of income tax due on the restricted stock units. This will give rise to a further income tax charge.

You will be liable to pay employees’ National Insurance Contributions on the vested restricted stock units if your earnings do not already exceed the maximum limit for employees’ National Insurance Contributions purposes. Employees’ National Insurance Contributions are currently capped; however, this may not be the case on the date your restricted stock units are settled. Your employer will withhold from you, your portion of the National Insurance Contributions and delivering the amount withheld to the U.K. Inland Revenue on your behalf.

Your employer is required to report the details of the exchange of eligible options, the grant of your restricted stock units and the settlement of your restricted stock units on its annual U.K. Inland Revenue tax return. In addition to your employer’s reporting obligations, you must report details of any liabilities arising from the distribution of REMEC stock to the U.K. Inland Revenue on your personal U.K. Inland Revenue tax return.

15.	Extension of Offer; termination; amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any event listed in Section 7 of this Offer has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders or making a public announcement thereof.

We also expressly reserve the right, in our reasonable judgment, prior to the Expiration Date to terminate or amend the Offer and to postpone our acceptance and cancellation of any options tendered for exchange, regardless of whether any event listed in Section 7 of this Offer has occurred or is deemed by us to have occurred, by giving oral or written notice of such termination or postponement to you or by making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any event listed in Section 7 of this Offer has occurred or is deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to option holders or by decreasing or increasing the number of options being sought in the Offer.

Amendments to the Offer may be made at any time and from time to time by publicly announcing the amendment or otherwise communicating the amendment in writing to all eligible participants. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Pacific Daylight Time, on the next business day after the last previously scheduled or announced Expiration Date. Any announcement made through the Offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by disseminating a press release through a national wire service.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(e)(3) and 13e-4(f)(1) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of these actions:

•	we increase or decrease the amount of consideration offered for the options, or

•	we increase or decrease the number of options eligible to be tendered in the Offer.

If the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from, and including, the date that notice of any increase or decrease of the kind described above is first published, sent or given in the manner specified in this Section 15, we will extend the Offer so that the Offer is open at least ten (10) business days following the publication, sending or giving of notice.

For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Time.

16.	Fees and expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this Offer.

17.	Additional information.

This Offer is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to tender your options:

1.	REMEC’s Annual Report on Form 10-K for our fiscal year ended January 31, 2004.

2.	REMEC’s Quarterly Report on Form 10-Q for our fiscal quarter ended April 30, 2004.

3.	Any document that we filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer and before the expiration of this Offer. Information in these filings will be deemed to be incorporated by reference as of the date we make the filing.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

450 Fifth Street, N.W.	500 West Madison Street
Room 1024	Suite 1400
Washington, D.C. 20549	Chicago, Illinois 60661

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

Our common stock is quoted on the Nasdaq National Market under the symbol “REMC” and our SEC filings can be read at the following Nasdaq address:

Nasdaq Operations

1735 K Street, N.W.

Washington, D.C. 20006

Each person to whom a copy of this Offer is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents) at no cost, by writing to us or telephoning the individuals listed in Section 4.

As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer, you should rely on the statements made in the most recent document.

The information contained in this Offer about REMEC should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in this Offer.

18.	Financial information.

Please review our Annual Report on Form 10-K for the fiscal year ended January 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004, both of which are being delivered to eligible persons with this Offer for important financial and other information about us. Also, see “Additional Information” in Section 17 of this Offer for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

19.	Miscellaneous.

This Offer and our SEC reports referred to above include “forward-looking statements.” When used in this Offer, the words “anticipate,” “believe,” “estimate,” “expect,” “intend” and “plan” as they relate to REMEC or our management are intended to identify these forward-looking statements. With the exception of historical facts, the statements contained in this discussion are forward-looking statements within the meaning of Section 27A of the

Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are subject to the Safe Harbor provisions created by these statutes. Such forward-looking statements include, but are not limited to, statements that relate to our success in penetrating the wireless systems market, risks associated with the cancellation or reduction of orders by significant wireless systems or defense customers, trends in the wireless systems and defense markets, risks of cost overruns and product nonperformance. Such statements are based on current expectations and are subject to risks, uncertainties, and changes in condition, significance, value and effect, including those discussed under the heading Risk Factors, and other documents we may file from time to time with the Securities and Exchange Commission, specifically our last filed Annual Report on Form 10-K for the fiscal year ended January 31, 2004 and our last filed Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2004. Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from those expressed herein and in ways not readily foreseeable. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based on information currently and reasonably known. We undertake no obligation to release any revisions to these forward-looking statements, which may be made to reflect events or circumstances, which occur after the date hereof.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, rule, regulation or policy, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

SCHEDULE A

Information Concerning the Directors, Executive Officers and other Senior Officers of REMEC, Inc.

The executive officers, directors and certain other senior officers of REMEC, Inc. and their positions as of August 30, 2004 are set forth in the following table:

Name	Position
Robert W. Shaner	Interim Chief Executive Officer
Thomas H. Waechter	President and Chief Operating Officer
Jack A. Giles	Executive Vice President and President, Defense and Space Products Group & REMEC Microwave, Inc.
Jon E. Opalski	Executive Vice President, Commercial Operations
Denny E. Morgan	Senior Vice President and Chief Engineer
William Sweeney	Senior Vice President, Global Sales and Marketing
Donald J. Wilkins	Senior Vice President, General Counsel and Secretary
Martin Cooper	Director
Thomas A. Corcoran	Director
Mark D. Dankberg	Director
William H. Gibbs	Director
Andre R. Horn	Chairman of the Board
Harold E. Hughes, Jr.	Director
Jeffrey M. Nash	Director

The address of each executive officer and director is: c/o REMEC, Inc., 3790 Via de la Valle, Del Mar, CA 92014.

SCHEDULE B

BENEFICIAL OWNERSHIP TABLE

The following table sets forth certain information regarding ownership of eligible options as of August 30, 2004 by (i) each of our directors and (ii) our executive officers.

Directors and Executive Officers	Total Eligible Options	% of Eligible Options Outstanding
Robert W. Shaner	0	0
Thomas H. Waechter	300,000	23.8%
Jack A. Giles	52,500	4.2%
Jon E. Opalski	36,000	2.9%
Denny E. Morgan	10,500	*
William Sweeney	0	0
Donald J. Wilkins	13,500	1.1%
Martin Cooper	0	0
Thomas A. Corcoran	0	0
Mark D. Dankberg	0	0
William H. Gibbs	0	0
Andre R. Horn	0	0
Harold E. Hughes, Jr.	0	0
Jeffrey M. Nash	0	0

* Less than 1%